UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CN Networks, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Wyoming

> **Date of organization**
> August 12, 2022

Physical address of issuer
642 W. Iris Dr. Nashville TN 37204

Website of issuer
https://cravenews.com/

Name of intermediary through which the Offering will be conducted via
Equity St. Portal LLC and the parent company, Equity St. Capital ("**Equity St.**")

CIK number of intermediary
0001799563

SEC file number of intermediary
007-00343

CRD number, if applicable, of intermediary
319192

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.5% of the dollar amount of the Securities sold in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in the Company equal to 2% of the Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation ("**North Capital**")

Type of security offered
Shares of Class B Common Stock

Target number of Securities to be offered
250,000

Price (or method for determining price)
$1.00

Target offering amount
$250,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
November 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$100.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 18, 2023

FORM C

Up to $5,000,000.00

CN Networks, Inc.



Shares of Class B Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by CN Networks, Inc., a Wyoming Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Class B Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Equity St. Portal LLC (the "**Intermediary**"). The Intermediary will be entitled to receive cash compensation equal to 3.5% of the dollar amount of the Securities sold in the Offering, plus Securities in the Company equal to 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$8.75	$241.25
Aggregate Minimum Offering Amount	$250,000.00	$8,750.00	$241,250.00
Aggregate Maximum Offering Amount	$5,000,000.00	$175,000.00	$4,825,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Equity St Capital will also receive Securities in the Company equal to 2% of the Securities sold in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://cravenews.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to

or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 18, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY

OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://cravenews.com/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

CN Networks, Inc. (the "**Company**") is a Wyoming Corporation, formed on August 12, 2022. The Company is currently also conducting business under the name of Crave News .

The Company is located at:
642 W. Iris Dr. Nashville TN 37204

The Company's website is https://cravenews.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company intends to develop a multi-platformed news network branded as Crave News that will fill a gap in target audience the Company believes is left open by the current media outlets, targeting a 25-54 demographic politically agnostic audience. Crave News intends to deliver news and information without adding their opinion or slanting it one way or another – just the facts. It will be delivered live and unfiltered in an entertaining and fun way that is also interactive. This is a fresh and exciting format that appeals to their target demographic. The focus will be to speak to hard news including current news topics, politics, money/business, tech, health, and sports. Crave News will also have lifestyle, pop culture, travel, style, fashion, and gear. This content will be delivered over social media, live stream video and audio, as well as cable options. It will be an edgy spin on the news when compared to currently available mainstream new outlets.

The Offering [1]

Minimum amount of Shares of Class B Common Stock being offered	250,000
Total Shares of Class B Common Stock outstanding after Offering (if minimum amount reached)	250,000
Maximum amount of Shares of Class B Common Stock	5,000,000
Total Shares of Class B Common Stock outstanding after Offering (if maximum amount reached)	5,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	November 1, 2024
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	Nonvoting Stock. See the description of the voting rights on page 37 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on content & distribution rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering and concurrent offerings, it will be sufficient to satisfy our contemplated cash requirements through approximately November 1, 2025, assuming that we do not accelerate the development of other

---

[1] Does not include (i) up to 10,000,000 shares of Class B Common Stock which may be offered and sold in our concurrent offering to accredited investors pursuant to Regulation D, Rule 506(c) of the Securities Act at $1.00 per share; or (ii) 6,000,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's Equity Incentive Plan.

13

opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Wyoming on August 12, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kent Emmons-Founding Chairman/Media Investor, Neil Levine- COO (Operations) , and Geoffrey DesSefano, President and Chief Marketing Officer of the Company. The Company has or intends to enter into employment agreements with Kent Emmons , Neil Levine , and Geoffrey DeStefano although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kent Emmons, Neil Levine, or Geoffrey DeStefano or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Kent Emmons, Neil Levine , and Geoffrey DeStefano in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Kent Emmons , Neil Levine , and Geoffrey DeStefano die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 or any pandemic impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or another pandemic or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: production and marketing and sales efforts. If the Company relies on suppliers in affected areas, the Company may not be able to procure such products or services in a timely manner. The effects of a pandemic

can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in government regulation could adversely impact our business.
The media, internet, and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, internet media distribution and publication is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our media and publications are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as streaming services, DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities Units of Common Stock may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and

policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company intends to develop a multi-platformed news network branded as Crave News that will fill a gap in target audience the Company believes is left open by the current media outlets, targeting a 25-54 demographic politically agnostic audience. Crave News intends to deliver news and information without adding their opinion or slanting it one way or another – just the facts. It will be delivered live and unfiltered in an entertaining and fun way that is also interactive. This is a fresh and exciting format that appeals to their target demographic. The focus will be to speak to hard news including current news topics, politics, money/business, tech, health, and sports. Crave News will also have lifestyle, pop culture, travel, style, fashion, and gear. This content will be delivered over social media, live stream video and audio, as well as cable options. It will be an edgy spin on the news when compared to currently available mainstream new outlets.

Business Plan

The Company will produce a live multi-platform news network serving up news the way the coveted 18-54 crowd wants it, focusing on the topics they are interested in. In the Company's opinion, today's news environment creates a conflicting façade for the News Media consuming masses vs. the actual and factual current news and events concerning the political establishment. This provides an advantageous opportunity to launch CRAVE NEWS. Although CRAVE NEWS will never be marketed/promoted as "conservative" or "liberal", its editorial position will clearly be a megaphone for free-market capitalism, America first, personal responsibility, totally free speech, the theory that "big government sucks" and will encourage new leaders to step up and run as common-sense candidates. CRAVE NEWS is definitely not "Your Parents News Network"! By aggregating international, independent talent and media sources in relevant news genres, CRAVE NEWS will position itself as the Anti-mainstream News Establishment news source. It focuses on "breaking down the news" as it happens, more than actually "breaking" news. By leveraging influencers, bloggers, vloggers, tubers, and pop-culture celebs, and by partnering with independent news sources around the world, CRAVE NEWS intends to go live with a prospectively sizable audience and has plans to aggressively grow its audience. While most people do nothing but bitch, moan and scream at their TV about fake news and extreme media bias, a group of renegade founders and shareholders started with an edgy idea, gathered some of the most respected media entrepreneurs in the country. We've developed what we believe to be a new cutting edge branding format , including a look and feel of the network with the prospective digital distribution footprint along with an extensive international contributor and affiliated base to advance our revenue model. Crave News (CN Networks, Inc.) intends to launch live and on the air in 2024 .

History of the Business

The founding executives (3) expended personal funds and engaged in exploratory research, development of branding, and development and placement of pilot videos and material. As capital is raised, additional employees will be hired in specific positions, with up to 22 additional employees currently projected for the first 12 months.

The Company's Products and/or Services

The Company is in the process of developing the following:

Product / Service	Description	Current Market
CRAVE NEWS LIVE!	Highly entertaining and informative multi-platform news/talk digital television format	Crave's target audience is 18-54 year olds.
PRE-PRODUCED PROGRAMMING (CRAVE NEWS PRESENTS)	Highly entertaining long form shows featuring a combination of exclusively owned and produced content	Crave's target audience is 18-54 year olds.
A STABLE OF V.O.D. AND CONTRIBUTOR CHANNELS	Hundreds of V.O.D. channels featuring content consisting of influencers, individual and independent news sources, personalities and various other contributor sources	Crave's target audience is 18-54 year olds.

The Company intends to leverage influencers, bloggers, vloggers, tubers, and pop-culture celebs, and with independent news sources around the world, CRAVE NEWS expects to go live with outreach to a sizable audience and intends to grow its audience rapidly. CRAVE NEWS is working to assemble domestic and international reach through affiliation agreements with independent news sources around the world. These affiliates will serve as distribution points for CRAVE programming as well as "on the ground" independent news sources.

The Company's primary point of distribution will be mobile and access on all major social media, OTT, streaming and SMART channel platforms. Crave will deliver its content to its audience through cravenews.com, top social media platforms, and top streaming services.

Competition

The Company's primary competitors are Vice News, Cheddar, Vox, TYT Network, Politico and Axios.

The Company intends to leverage digital media influencers, bloggers, vloggers, tubers, and pop-culture celebs, including partnering with independent news sources around the world. CRAVE NEWS is working to go live with sizable audience and plans to aggressively market to grow its audience. CRAVE NEWS is assembling domestic and international affiliation agreements with independent news sources around the world. These affiliates will serve as distribution points for CRAVE News programming as well as "on the ground" independent news sources.

Supply Chain and Customer Base

The Company will be highly reliant on talent.

Our customers are domestic individual consumers of our content with the target audience being ages 18-54 as well as advertisers eager to connect with such consumers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88053113	Radio broadcasting; Streaming of audio material on the Internet; Streaming of audio, visual and audiovisual material via a global computer network; Streaming of video material on the Internet; Television transmission services; Audio and video broadcasting services over the Internet in the field of news, politics, social issues and current events;	Crave News	July 26, 2018		USA

Governmental/Regulatory Approval and Compliance

None Known

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 642 W. Iris Dr. Nashville TN 37204

The Company has the following additional addresses: None

The Company conducts business in the following states: Production is conducted in Tennessee, Florida, New York, California, Illinois, Washington DC, and Texas. .

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is the promotional pitch deck for the Company. Exhibit B is incorporated by reference into this Form C. Exhibit C to this Form C is the promotional video script. Exhibit C is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.50%	$8,750	3.50%	$175,000
Estimated Attorney Fees	1.00%	$2,500	1.00%	$50,000
Estimated Accountant/Auditor Fees	1.00%	$2,500	1.00%	$50,000
General Marketing	17.50%	$43,750	17.50%	$875,000
Equipment Purchases	10.00%	$25,000	10.00%	$500,000
Future Wages	20.00%	$50,000	40.00%	$2,000,000
General Working Capital	25.00%	$62,500	15.00%	$750,000
Office and Facilities	20.00%	$50,000	10.00%	$500,000
Misc	2.00%	$5,000	2.00%	$100,000
Total	**100.00%**	**$250,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Ability to adjust quickly as changing business environments and developments change, to capture and deploy resources for the growth and benefit of the company. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Doug Crowe

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Director: Incorporation to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employment: Self Employed Entrepreneur – 1987 to present
Real Estate, Publishing, Writing, Branding, Marketing & Growth Consultant

Education

Northwestern University

Name

Kent Emmons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founding Chairman / Media Investor: Incorporation to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employment: Self Employed Entrepreneur – 1983 to present
Media Executive, Ad Revenue, Marketing & Talent management

Education

Attended Wabash Valley College and programs through Investment Banking Institute.

Name

Geoffrey DeStefano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President and Chief Marketing Officer: Incorporation to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employment: Self Employed Entrepreneur – 1997 to present
Show Creation & Development, Creative Advertising, Content Creation

Education

University of London, Cornell University and Kenyon College

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Neil Levine

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, COO (Operations): Incorporation to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Neil has a diverse background in operations, business development, mergers & acquisitions in both large multi-site companies and small entrepreneurial organizations. Neil started his career in the financial services industry working for JP Morgan in sales/operations roles. He transitioned into the healthcare industry joining DaVita Healthcare Partners as a Business Development Specialist before progressing into a strategic leadership position. In addition, Neil served as Vice President of Operations for United Allergy Services and Vice President of Operations with CRH Healthcare where he oversaw a highly successful recapitalization of the company.

Education

Neil holds a degree in economics from Florida State University.

Name

Kent Emmons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founding Chairman / Media Investor: Incorporation to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employment: Self Employed Entrepreneur – 1983 to present
Media Executive, Ad Revenue, Marketing & Talent management

Education

Attended Wabash Valley College and programs through Investment Banking Institute.

Name

Geoffrey DeStefano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President and Chief Marketing Officer: Incorporation to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employment: Self Employed Entrepreneur – 1997 to present
Show Creation & Development, Creative Advertising, Content Creation

Education

University of London, Cornell University and Kenyon College

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees serving as officers.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	24,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Additional issuances of Class A Common will dilute other share classes proportionately to the number issued.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:
None.

The Company has not conducted any offerings, exempt or not, in the past 3 years, other than the initial issuance of stock to the founders.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $30,000,000, which includes 6,000,000 shares of Class B Common Stock reserved as an equity compensation pool, of which no options have been granted and no shares have been issued.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Currently 100% owned by KDI Media Holdings, LLC, solely owned by Kent Emmons (a Wyoming limited liability company).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
KDI Media Holdings, LLC	100.0%

Following the Offering, the Purchasers will own 0.8264% of the Company if the Minimum Amount is raised,[1] and 14.2857% of the Company if the Maximum Amount is raised.[2]

1. Based on fully-diluted capitalization immediately following the initial closing of this Offering of the Minimum Amount, which would be (i) 24,000,000 shares of Class A Common Stock issued and outstanding; (ii) 250,000 shares of Class B Common Stock issued and outstanding, and (iii) 6,000,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's equity compensation plan; the foregoing does not including any shares issued pursuant to the Concurrent Offering.

2. Based on fully-diluted capitalization immediately following the completion of this Offering if the Maximum Amount is sold, which would be (i) 24,000,000 shares of Class A Common Stock issued and outstanding; (ii) 5,000,000 shares of Class B Common Stock issued and outstanding, and (iii) 6,000,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's equity compensation plan; the foregoing does not including any shares issued pursuant to the Concurrent Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

By leveraging influencers, bloggers, vloggers, tubers, and pop-culture celebs, and by partnering with popular independent news sources around the world, CRAVE NEWS intends to go live with a potentially sizable audience and will grow its audience rapidly. CRAVE NEWS is assembling domestic and international reach through affiliation agreements with respected independent news sources around the world. These affiliates will serve as distribution points for CRAVE programming as well as "on the ground" independent news sources. Proceeds from the offering will be used to acquire undervalued media properties that are synergistic with Crave News.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:

The Company is conducting a concurrent offering to accredited investors pursuant to Regulation D, Rule 506(c) of the Securities Act of up to 10,000,000 Shares of Class B Common Stock at $1.00 per share (the "**Concurrent Offering**").

The company intends to commence within 2024 a Reg A+ offering with a goal of an additional $75,000,000 (at a yet to be determined valuation) for the purpose of acquiring undervalued media properties that are synergistic with Crave News. The company has engaged Equity St. Capital Inc., the parent of Equity St., to facilitate the Concurrent Offering pursuant to Rule 506(c) and the proposed Reg A+ offering in a non-broker role.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Specific future capital expenditures have not yet been determined.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 5,000,000 Shares of Class B Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 1, 2024 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment

commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

One Dollar Per Share on issuance based on estimated pre-money valuation of $30,000,000, using market competitors' valuation and industry knowledge. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Equity St Portal LLC and Equity St. Capital, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

3.5% of the dollar amount of the Securities sold in the Offering.

Stock, Warrants and Other Compensation

Securities in the Company equal to 2% of the Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is North Capital.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of (i) 30,000,000 shares of Class A Common Stock, no par value per share, of which 24,000,000 Class A common shares will be issued and outstanding; (ii) 25,000,000 shares of Class B Common Stock, no par value per share, of which 250,000 shares will be issued and outstanding, and 6,000,000 shares of Class B Common Stock, no par value per share, reserved for issuance pursuant to the Company's equity compensation plan.

Voting and Other Rights

Holders of Class A Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy.

Holders of Class B Common Stock have no voting rights.

The exclusive power to vote and the concentration of ownership by the founders and management holding Class A Common stock empowers them to control all corporate matters.

Both Class A Common and Class B Common shareholders are entitled to receive dividends at the election of the board as a single class of stock, provided that in the event of a divided of stock, holders of Class A Common Stock will receive Class A Common Stock and not Class B Common Stock, and holders of Class B Common Stock will receive Class B Common Stock and not Class A Common Stock. Both Class A Common Stock and Class B Common Stock are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders (if any) and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Both Class A Common and Class B Common shareholders are entitled to receive dividends at the election of the board as a single class of stock, provided that in the event of a divided of stock, holders of Class A Common Stock will receive Class A Common Stock and not Class B Common Stock, and holders of Class B Common Stock will receive Class B Common Stock and not Class A Common Stock. Both Class A Common Stock and Class B Common Stock are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders (if any) and have been paid in full in accordance with the terms of their instruments.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of holders of Class A Common Stock and Class B Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our holders of Class A Common Stock and Class B Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights:

Holders of Class B Common Stock have no voting rights. The Securities being sold in this Offering are Class B Common Stock.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company has no right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT

DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company is conducting the Concurrent Offering referenced hereinabove.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kent Emmons
(Signature)

Kent Emmons
(Name)

Chairman & Treasurer
(Title)

December 18, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kent Emmons
(Signature)

Kent Emmons
(Name)

Director
(Title)

December 18, 2023
(Date)

/s/ Doug Crowe
(Signature)

Doug Crowe
(Name)

Director
(Title)

December 18, 2023
(Date)

/s/ Geoffrey DeStefano
(Signature)

Geoffrey DeStefano
(Name)

Director
(Title)

December 18, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Promotional Pitch Deck
Exhibit C   Promotional Video Script

EXHIBIT A

Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

Mr. Kent Emmons
CN Networks, Inc.
1309 Coffeen Ave., Ste. 1200
Sheridan, WY 82801

Report on the Financial Statements

We have audited the accompanying balance sheets of CN Networks, Inc. as of August 12, 2022 (the date of organization), and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of CN Networks, Inc. as of August 12, 2022, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully,



John Ramdeen, CPA

August 2, 2023
Seminole, Florida

CN NETWORKS, INC.

BALANCE SHEET

AS OF AUGUST 12, 2022

	USD
CASH	-
ACCT RECEIVABLE (S/H)	-
OTHER CURRENT ASSETS	
SHAREHOLDER LOAN	-
DEPRECIABLE ASSETS	
ACCUMULATED DEPRECIATION	-
OTHER ASSETS	
TOTAL ASSETS	**$ 0.00**
ACCT PAYABLE	-
SHAREHOLDER LOANS	-
OTHER CURRENT LIABILITIES	
OTHER LIABILITIES	
COMMON STOCK	-
ADDITIONAL PAID IN CAPITAL	-
NET INCOME	-
DIVIDENDS	
RETAINED EARNINGS	-
TOTAL ASSETS	**$ 0.00**

CN NETWORKS, INC.

INCOME STATEMENT

AS OF AUGUST 12, 2022

	USD
Income	-
Other Income	-
Total Revenues	-
COGS	
Cost of Goods Sold	-
Total Costs of Good Sold	-
Gross Profits	-
Advertising / Marketing	-
Bank Fees	-
Depreciation	-
Employee Benefits	-
Fuel	-
Insurance	-
Interest	-
Janitorial	-
Meals	-
Miscellaneous	-
Other Taxes	-
Outside Services	-
Profit Sharing / Pension	-
Rents	-
Repair & Maintenance	-
Supplies & Materials	-
Travel	-
Utilities	-
Wages	-
Total Expenses	-
Pre Tax Net Income	-
Corporate Tax	-
Net Income	-

CN NETWORKS, INC.

STATEMENT OF CASH FLOWS

AS OF AUGUST 12, 2022

	USD
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME / (LOSS)	$ -
TOTAL NET INCOME	-
ADJUSTMENTS TO NET INCOME	
(INCREASE) / DECREASE	-
TOTAL ADJUSTMENTS	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	-
NET INCREASE / (DECREASE) IN CASH	-
CASH AT THE BEGINNING OF THE PERIOD	-
TOTAL CASH AT THE BEGINNING OF THE PERIOD	-
CASH AT THE END OF THE PERIOID	$ -

CN NETWORKS, INC.

STATEMENT OF CHANGES IN OWNERS EQUITY

AS OF AUGUST 12, 2022

	USD
REVENUE	
GROSS PROFIT	$ -
	-
OPERATING EXPENSES	
OPERATING INCOME / (LOSS)	-
	-
OTHER INCOME	-
INCOME (LOSS) BEFORE INCOME TAXES	-
INCOME TAX	
NET INCOME	-
RETAINED EARNINGS AT BEGINNING OF PERIOD	
ADJUSTMENTS OF RETAINED EARNINGS	
RETAINED EARNINGS AT END OF PERIOD	-

EXHIBIT B

Promotional Pitch Deck

CRAVE NEWS

real news. no bullshit.

Financing Deck

(For Your Eyes Only)

" First they came for the journalists. We don't know what happened after that.

~ Holocaust Survivor
Pastor Martin Niemoller

2



⚠ WARNING

CRAVE NEWS

THE NEWS CHANNEL
YOUR MOTHER WARNED YOU ABOUT!

PROCEED WITH CAUTION!

3

The NEWS as we know it is BROKEN

The mainstream news landscape is in total dissaray. The public, especially the 18-54 audience, see the establishment news as biased, filtered, and not trustworthy. They are seeking out news that is "authentic", "real", and "truthful".

ESTABLISHMENT NEWS IS:

▶ **Not Trusted and Click Bait**

▶ **Viewed as corporate and laced with propaganda**

▶ **Not delivered from an authentic perspective**

▶ **Primarily provided via "old media" platforms (cable and archaic websites)**

With the current political and cultural environment, news and politics have become establishment vs. non-establishment - "Us vs. Them".

News, politics, pop culture, sports and business done right should be exciting, unpredictable and highly addictive. The lack of focus on the 18-54 year old news demo has ushered in an unprecedented demand for a new generation of news. Fully digital, Crave News is introducing this massive underserved audience to an authenticity that doesn't currently exist.

BAD INFLUENCE

The Far left owns the 18-54 year old demo in news!

CNN 430M VIEWS MONTHLY

CNN is cable news channel founded by the leftist billionaire Ted Turner that also has a massive reach on social media and famously refuses to acknowledge their left-wing partisanship.

AJ+ by ALJAZEERA 170M VIEWS MONTHLY

AJ+ is a left-wing news and current events conglomerate run by Al Jazeera. It constantly promotes anti-Americanism.

TYT 200M VIEWS MONTHLY

The young Turks is a leftist digital network that pushes socialism and "social justice activism."

Vox. 50M VIEWS MONTHLY

Vox is a slick left-wing media outlet run by the former Washington Postblogger Howard Dean Staffer, Ezra Klein.

 **HUFFPOST** 44 MILLION VIEWS MONTHLY

POLITICO 45 MILLION VIEWS MONTHLY

Left leaning Huffpost and Politico are premier digital news/media outlet for young adults.

BILLIONS
OF FAKE NEWS VIEWS

5

2008: "POLITICS IS DOWNSTREAM FROM CULTURE."

~Andrew Breitbart

Corporate media has never made the news compelling, fun or engaging for the 18-54 crowd, until now. A select group of enterpreneurial thought leaders and trend-setters have teamed up to recapture the under 50 crowd and drive the news back to common sense.

ENTER...

CRAVE NEWS

unapologetic truth.

2020: "POLITICS AND CULTURE ARE NOW THE SAME POND"

-Peter Van Voorhis

CRAVE NEWS

The FIRST LIVE multi-platform news network serving up NEWS the way the coveted 18-54 crowd WANT it, focusing on the topic THEY are interested in!

HARD NEWS...

- Current News
- Politics
- Money / Business
- Tech
- Health
- Sports

ALONG WITH SOME FLUFF STUFF...

- Entertainment
- Pop Culture
- Lifestyle
- Travel / Adventure
- Style / Fashion / Gear

& ALWAYS...

- Live
- Unfiltered
- Edgy
- Entertaining
- Real
- Raw
- Authentic
- Fun
- Hard-hitting
- Interactive

TOTALLY INDEPENDENT  7

CRAVE's Demo: 18-54



Generation Z
Generation Y
Generation X
20
30
40
50
AGE

Various News Networks: Target Demographic

CRAVE News
CNN
Fox News
20+
30+
40+
50+
60+
70+
Viewers' Age

UNDERSERVED U.S. AUDIENCE

	Age Demo	Total Audience
Completely Underserved	18-34	75,500,000
Somewhat Underserved but Don't Trust Established News Sources	35-54	61,400,000
TOTAL POTENTIAL U.S. TARGET AUDIENCE		136,900,000

MASSIVE UNDERSERVED INTERNATIONAL AUDIENCE

Over 6.9B people have Smartphones, of which an estimate of **Over 80%** regularly access current news and information sites and/or apps

8

U.S. NEWS DEMOGRAPHICS



AGE - DEMOGRAPHIC TARGET / SWEET SPOT
Baby Boomers
Generation X
Generation Y (Millennials)
Generation Z
NEWS
AXIOS
MSNBC
CNN
BBC NEWS
heavy.
TYT
VICE
TMZ
POLITICO
ALJAZEERA
CRAVE NEWS
FOX NEWS
NEWSMAX TV
OAN
epoc
theblaze
LEFT LEANING
LIBERAL / PROGRESSIVE
POLITICALLY AGNOSTIC
RIGHT LEANING
LIBERTARIAN / CONSERVATIVE

9



THE PRODUCT

In today's news environment, it has become the masses vs. the current news and political establishment. Literally "Us vs. Them" and there are a LOT more "Us" than "Them", making NOW a perfect time time in today's marketplace to launch CRAVE NEWS.

Although CRAVE NEWS will never be marketed/promoted as "conservative" or "liberal", it will clearly be a megaphone for free-market capitalism, America first, personal responsibility, totally free speech, the theory that "big government sucks" and will encourage new leaders to step up and run as common sense candidates.

CRAVE NEWS is definitely NOT "Your Parents News Network"! By aggregating the TOP international, independent talent and media sources in relevant news genres, CRAVE NEWS has positioned itself as THE Anti-News Establishment news source. It focuses on "breaking down the news" as it happens, more than actually "breaking" news.

- CRAVE NEWS LIVE!

- PRE-PRODUCED PROGRAMMING (CRAVE NEWS PRESENTS)

- A STABLE OF V.O.D. AND CONTRIBUTOR CHANNELS

CRAVE NEWS LIVE!


CRAVE NEWS
Trending
Features
Breaking News!
WATCH LIVE NOW!
LEAD OR LEAVE
LEAD OR LEAVE: US President Biden! LIVE NOW!
LEAD OR LEAVE: Bud Light Sales Plunge As Anti-Trans Backlash Continues
LIVE NOW!

- **Ground-breaking** news format
- Primary point of distribution on mobile and access on all major social media, OTT, streaming and SMART channel platforms.
- Highly entertaining and informative **multi-platform** news/talk digital television format
- A real, raw and unfiltered news **experience**
- Fun, in your face and hard hitting
- Hits the hard news headlines every hour
- Staffed with the sharpest edgiest and wittiest journalistic, influencers
- Joined in studio by a constant stream of guest influencers, comedians, tubers, politicians, sports and entertainment figures, authors, celebs, etc.

Through its unique delivery, the audience is able to join and engage in the conversation anywhere around the globe - **in real time**

11

V.O.D. & CONTRIBUTOR CHANNELS:

- Hundreds of V.O.D. channels featuring content consisting of influencers, individual and independent news sources, personalities and various other contributor sources





CRAVE NEWS PRESENTS:

- Highly entertaining long form shows featuring a combination of exclusively owned and produced content

- Co-production with leading companies, broadcasters and digital platforms

12

CRAVE NEWS LIVE!
IS WHERE THE AUDIENCE IS!

- CRAVENEWS.COM
- TOP SOCIAL MEDIA PLATFORMS
- TOP STREAMING SERVICES



CRAVE NEWS LIVE!'s secondary points of distribution will be made available to the top streaming services including:



13

BASE STUDIOS / PRODUCTION

CRAVE NEWS' main production studios
are located in **Nashville TN** and
West Palm Beach, FL

- Consists of 3 sets
- All American in Style, yet aspirational.

Affiliate studios in:
- New York
- Los Angeles
- Chicago
- Washington D.C.
- Dallas

14

BIG AUDIENCE QUICKLY



By leveraging a massive stable of today's top influencers, bloggers, vloggers, tubers, and pop-culture celebs, and by partnering with popular independent news sources around the world, CRAVE NEWS is going live with sizable audience and will grow its audience rapidly.

Estimated Monthly Stats at the End of Year 5

INFLUENCE	
Average Live Viewers	140,000
Average Monthly Uniques	20 Million
Average Monthly Page Views	600 Million
Average Monthly Video Views	450 Million
Average Monthly Podcast Downloads	75 Million

TOP SOCIAL MEDIA INFLUENCERS

15



CRAVE NEWS is rapidly assembling a massive domestic and international reach through affiliation agreements with respected independent news sources around the world. These affiliates will serve as distribution points for CRAVE programming as well as "on the ground" independent news sources.

16

MULTIPLE STREAMS OF REVENUE

- **Robust direct response and affiliate marketing relationships**
- **Ad Sales**
- **Original Content Production & Licensing**
- **In-House Product / Brand Development**
- **J.V's with Product Development**

CRAVE NEWS LIVE! is primarily a direct response/affiliate marketing and ad driven revenue model with multiple ad inventory streams, including: video ads, banner ads, in-network product placement, live reads, etc.

CRAVE NEWS STUDIOS is a more traditional content distribution model with revenue sources, including: original content syndication fees, licensing fees, production fees, and distribution and co-production deals.

BIG OPPORTUNITY in the marketplace to develop and participate in the development and launch of a wide range of brands and products.

17

FUNDING **PLAN**

“The only thing necessary for the triumph of evil is for good men to do nothing.” ~Edmund Burke

CRAVE NEWS

While most people do nothing but bitch, moan and scream at their TV about fake news and extreme media bias, a group of renegade founders and shareholders started with an edgy idea, gathered some of the most respected media entrepreneurs in the country and seeded Crave News with about $1.5 million to get things rocking. In doing so they built out the branding, look and feel of the network along with a massive digital distribution footprint and an extensive international contributor and affiliate base and a powerful revenue model.

Crave News (CN Networks, Inc.) is now headed toward its big launch live and on the air in a few months and this is your invitation to get in on the ground floor and be a part of the founding posse as we build the next generation of live news and a robust media empire around it. And have a lot of fun doing it.!

Crave News is raising $5,000,000 at a pre-money valuation of $30,000,000 ($35,000,000).

The minimum buy-in is $250 and the maximum buy-in is $250,000.

18

FINANCIAL SUMMARY

Reference / competitive landscape:

Joe Rogan - 190,000,000 downloads per month (9,000,000 per day) + 8,500,000 Youtube subscribers that gets 210,000,000 monthly views.

Vice News	- 1 billion monthly views + podcasts
Cheddar	- 260 million monthly views + podcasts
Vox	- 110 million monthly views + podcasts
TYT	- 215 million views + podcasts

Recent valuations of similar digital properties:

Barstool Sports	- $1.1 Billion
Vice News	- $4 Billion
Cheddar	- $200 Million
TYT Network	- $220 Million
Vox	- $672 Million
Politico	- $1 Billion
Axios	- $525 Million

	Average Total Live Viewers	25-54 Demo
Fox News	1,100,000	130,000
CNN	522,000	110,000
MSNBC	361,000	118,000
Newsmax	190,000	31,000

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Total
Revenues	$1,500,000.00	$7,000,000.00	$27,000,000	$68,000,000.00	$99,000,000.00	$130,000,000.00	$332,500,000.00
Expenses	$2,400,000.00	$4,400,000.00	$4,700,000.00	$5,300,000.00	$5,800,000.00	$6,300,000.00	$28,900,000.00
EBITDA	-$900,000.00	$2,600,000.00	$22,300,000.00	$62,700,000.00	$93,200,000.00	$123,700,000.00	$303,600,000.00

AUDIENCE							
Average Live Viewers	2,000	5,000	40,000	70,000	105,000	140,000	362,000
Average Monthly Uniques	5M	15M	25M	35M	50M	65M	195M
Average Monthly Page Views	35M	115M	220M	325M	450M	600M	1,745B
Average Monthly Video Views	20M	60M	120M	225M	350M	450M	1,225B
Average Monthly Podcast Downloads	20M	60M	125M	250M	350M	500M	1,305B

Competitive Landscape:

Target 5 Year Valuation $1.2 billion

Assumptions: $10 CPM

70% Overall Average Fill Rate

19

THE FOUNDING TEAM

CRAVE NEWS was founded by a highly respected deep bench with a track record of media success

- **Comedy network founder and CEO**
- **Founding CEO and creator of the Disney Channel**
- **Mega Ad Agency CEO**
- **Major Producer / IMPROV CEO**



KENT EMMONS, *Treasurer and Chairman of the Board*

Kent Emmons was born with an entrepreneurial spirit on steroids, from managing an internationally known hit music artist (before he could legally enter many of the venues where his client performed), to building multiple radio networks from the ground up. While successful in a range of diverse areas (oil exploration, finance, real estate), it has been in entertainment and media where Kent has launched some of his most successful ventures. In addition to owning numerous radio stations, Emmons also pioneered three of the first all comedy / all the time radio networks (Comedy World, All Comedy Radio and National Lampoon Comedy Radio). Kent has also been extremely successful in the direct marketing industry, with his Kent Direct, Inc. and its affiliates, generating more than $2B in sales over the past two decades.



NEIL LEVINE , *Chief Operating Officer*

Neil has a diverse background in operations, business development, mergers & acquisitions in both large multi-site companies and small entrepreneurial organizations. Neil started his career in the financial services industry working for JP Morgan in sales/operations roles. He transitioned into the healthcare industry joining DaVita Healthcare Partners as a Business Development Specialist before progressing into a strategic leadership position. In addition, Neil served as Vice President of Operations for United Allergy Services and Vice President of Operations with CRH Healthcare where he oversaw a highly successful recapitalization of the company. Neil holds a degree in economics from Florida State University.

20



GEOFFREY DESTEFANO, *President and Chief Marketing Officer*

- Founder and CEO: Brand Programming Studios: Award winning Ad Agency and Branded content Studio
- President and CEO: Revenue.com, an award winning native Ad-Tech platform and sold to large Canadian Publishing Co.
- President of Dumbdumb: Jason Bateman and Will Arnett's awarding winning digital entertainment company
- President and CEO: Red Bull's Creative, Media and Content agency and studio
- EVP Technicolor: Responsible for over $2 Billion in global sales , marketing and digital transformation
- Senior Creative Executive; Sony Pictures TV and Warner Bros. TV
- Senior Global Executive: The Leo Burnett Advertising Agency

Geoffrey has long been focused on finding ways to take advantage of the dynamic changes in content creation and distribution for both brands and entertainment companies.

Geoffrey is an award-winning C-level executive and creative entrepreneur whose broad industry exposure keeps him at the forefront of the rapidly changing entertainment and media landscape. He's built and led a variety of major branding initiatives and businesses through strong executive leadership, creative insight, deep Hollywood relationships, and a global perspective.

As a Creative Executive he worked for Warner Bros, Sony Pictures, and Technicolor as well as with top Hollywood talent and on numerous films, television shows and pilots, including *Mad About You, Party of Five, Action, and Friends*. As President of Jason Bateman and Will Arnett's award-winning digital entertainment company, DumbDumb, Geoffrey built one of Creativity and Ad Age's Top 50 creative companies in 2011, and developed groundbreaking branded content for the likes of Wrigley, GM, Denny's, Blackberry, Virgin, and Old Navy.

As a Global Advertising Executive, Geoffrey spent years building global brands, such as P&G, McDonalds, Red Bull, Porsche, GM, Wrigley, Ferrero, and Kraft. He later served as President and CEO of Red Bull's creative and media agency overseeing all creative and media strategies as well as leading Red Bull's decidedly alternative and innovative content, sponsorship and event programming.



DOUG CROWE, *Secretary*

Doug is an accomplished writer, having contributed to Entrepreneur Magazine, the Chicago Tribune, Daily Herald, MSN Money, Yahoo Finance, the Seattle Times and has authored several #1 best selling books.

Doug now leverages his storytelling skills from radio, TV & journalism to write and publish for others. He is a personal brand specialist, media insider, and publisher. His company has launched over 500 books to #1 bestseller status by leveraging a business owners experience into a page-turning legacy book. His clients include C-suite professionals from Apple, NASA, P&G, Touchstone Pictures, Louis Vuitton, Stamps.com, the NFL, Bank of America, the U.S. Coast Guard, US Navy, and US Marines.



HOWARD LEVINE, *Advisor*

Howard Levine is an entrepreneurial lawyer with over 25 years of legal and business experience providing General Counsel services to early stage, late stage and mature operating companies. Howard's legal experience includes corporate law, finance, business litigation, intellectual property rights, contract negotiations, corporate restructuring, and governmental relations. Howard founded and served as General Counsel to multiple companies including Persu Mobility, an alternative vehicle transportation company; Comedy World, a digital content radio syndication company, co-founded with Kent Emmons; and Reliq Capital Partners, a $100M privately held real estate sale leaseback investment management firm focused on the healthcare sector.



GARY RABINE, *Advisor*

After graduating high school, Gary Rabine discovered his passion for paving driveways. The start of a family pushed him to grow his business to 10 companies with combined 9 figure annual revenue, which serve major facilities in the real estate industry including commercial paving, roofing, doors/docks and snow removal. Three of Rabine's companies are technology businesses serving the natural gas industry, the real estate industry and municipal governments, while Rabine Paving and Rabine Paving America are known to pave more concrete and asphalt parking lots than any other company in America. Gary's passion for mentorship and inspiring others led him to start a podcast called "Ditch-Digger CEO", where he interviews many of America's business titans, allowing them to share their rags to riches, only in America, success stories.



ZEB EVANS, *Advisor*

Zeb Evans is a highly respected serial entrepreneur and libertarian who has started several software companies with over $100 million in revenue. Currently, he's the founder and CEO of ClickUp, a productivity platform where people plan their work.



JIM JIMIRRO, *Advisor*

James P. Jimirro was the creator and founding President of The Disney Channel and Walt Disney Home Video. As founding President of the The Disney Channel, Jim was responsible for the conception, development, and launching of the fastest-growing pay service in history. Under Jim's guidance, The Disney Channel introduced many innovations, such as interactive programming and The Disney Channel Magazine. During his tenure as President of Walt Disney Home video, Jim was a pioneer in the industry. He introduced a number of innovations in the marketing of home video, among them the world's first home video direct marking campaigns. Jim is a voting member of the Academy of Motion Picture Arts and Sciences (Oscars), and serves on the Board of Visitors for the College of Communications at Penn State. He is a Director Emeritus of the Westwood Village Business Improvement District, and Theatre LA. He is listed in Who's Who in America.



ROBERT HARTMANN, *Advisor*

With over 30 years of experience in live comedy and talent management, Robert Hartmann remains the largest buyer of comedy worldwide with ownership interests in more than 25 comedy clubs throughout the United States, generating over $80M annually. Beginning in 2009, Robert orchestrated a series of mergers between live venues, talent management, production and digital companies to form Levity Live, a vertically integrated company that identifies, creates and distributes original intellectual property to consumers and brands across multiple platforms. Robert began his career with the Improv (the historic comedy club chain with over 26 locations nationwide) as a bar-back/runner, before moving through the ranks quickly to Director of Operations. Soon he was overseeing all operations and responsible for booking comedians across the chain including Eddie Murphy, Jerry Seinfeld, Jay Leno, Chris Rock, Dane Cook, Ellen DeGeneres, Jamie Foxx, Adam Sandler, and Jeff Dunham. Around this time, he started taking ownership interests in clubs across the United States, building the largest network of premium comedy venues in the world. Additionally, Robert has been responsible for some of the largest live comedy tours and festivals in history, including the South Africa Comedy Festival and the record-breaking Jeff Dunham consecutive global tours.



EDUARDO FRANCISCO, *Advisor*

Eduardo is the founder and CEO of Wideout Inc., a service provider specializing in providing agile and cost-effective resources to technology companies and start-ups. Eduardo is a leader in the online revenue world, where he an early member of the executive team at Google and Doubleclick prior to founding Wideout. Throughout his career, Eduardo has consistently helped nascent organizations with their operations through inception and growth, culminating in acquisitions by leading Fortune 500 companies.



DONALD A. KURZ, *Advisor*

Mr. Kurz has over 30 years' experience in strategy, finance, marketing and public company leadership. Don is currently the principal shareholder and Executive Board Chair of leading creative company Omelet LLC, having served as Omelet's Board Chair and CEO between late 2011 and mid- 2019.

Mr. Kurz had been a Managing Director at leading West Coast middle market investment banking company Diamond Capital Advisors, where he provided strategic advisory services to the media, entertainment, marketing and financial services industries. Don was previously Managing Member and CEO of Artemis Capital Partners, LLC, an innovative hedge fund organization he co-founded in 2006.

From 1990-2005 Mr. Kurz led and was the largest common shareholder of EMAK Worldwide, Inc. (Equity Marketing), a global NASDAQ national market traded company that provided Fortune 1000 clients with a variety of measurable, integrated marketing solutions that positively affect consumer behavior. Don was Chairman and CEO between 1999 and 2005; from 1990-1999 he had been President and Co-CEO. Prior to EMAK, Mr. Kurz spent 10 years as a management consultant with Coopers and Lybrand (now PriceWaterhouseCoopers) and Cresap McCormick and Paget/Towers Perrin (now Willis Towers Watson), where he was elected a senior partner and managed the New York office. His consulting specialties included strategy, organization planning and operations improvement for industries including financial services, consumer products, media, telecommunications, among others.

Mr. Kurz is currently an Emeritus Trustee of The Johns Hopkins University, having previously served 12 years as a Trustee. He is a member of the Board of Advisors of Johns Hopkins affiliate Jhpiego, a leading global health organization. He has been a board member of A Better LA, an organization dedicated to reducing gang violence. Don has served as an adjunct professor or guest lecturer on various topics at Johns Hopkins, Columbia University Graduate School of Business, the Andersen School of Management at UCLA and the Young Presidents Organization.

He has been active as a donor, fundraiser and guest teacher with Teach for America and has been active as a donor and advisor to Project Angel Food in Los Angeles.

Don received an MBA from Columbia University Graduate School of Business and a B.A. from The Johns Hopkins University, where he was a key member of the NCAA Division 1 national championship lacrosse team.



SCOTT ST. JOHN, *Advisor*

In 2021, Scott St. John made a significant career change, leaving his position as a TV producer to join the Trump Media and Technology Group (TMTG) as the President of Streaming Services and Chief Content Officer. At TMTG, he was responsible for launching a subscription video on demand streaming service focused on free speech and providing a general entertainment alternative to established Hollywood offerings. St. John managed the creative, financial, and operational aspects of the multi-platform streaming service, with a budget of over $1 billion.

Before joining TMTG, Scott St. John had a successful TV producing career, known for creating and producing top-rated and award-winning shows like Deal or No Deal, America's Got Talent, and Street Smarts. He showed versatility in producing various genres, from game shows to reality and talent competitions. St. John worked with numerous on-camera talents, many of whom received Emmy nominations and wins for their hosting roles under his direction.



27

EXHIBIT C

Promotional Video Script

Narrator:
Crave News. The news channel your mother warned you about. Proceed
with caution.

Video Clip:
Does it bother you that the news network you work for out and out now
lied about me taking Horse de Wormer? They shouldn't have said that.

Narrator:
The news as we know it is broken. The mainstream news landscape is in
total disarray.

News Clip:
and what must never change about the accountability function of
journalism.

Video Clip:
well, there, we're in a kind of a gray area.

Narrator:
The public, especially the 18 to 54 audience, see the establishment
news as biased, filtered and not trustworthy.

Video Clip:
But don't you think that a lie like that is dangerous on a news
network when you know that they know they're lying,

News Clip:
Look around us. This is not a war zone. These are people who have
gathered here peacefully.

Narrator:
They are seeking out news that is authentic, real and truthful.

Video Clip:
I want the truth. You can't handle the truth.

Narrator:
With the current political and cultural environment, news and politics
have become establishment vs non-establishment. The us vs. them
process.

News Clip:
Russian. Russian. Russian. Russian. Russian. Russian. Russian.
Russian. Russian. Russian. Moscow.

Video Clip:
You're a lying dog-faced pony soldier.

News Clip:
Uh, in terms of climate change.

Narrator:
Corporate media has never made the news compelling, fun or engaging
for the 18-54 crowd. Until now. A select group of entrepreneurial
thought-leaders and trend-setters have teamed up
to recapture the under-50 crowd and drive the news back to common
sense.

Video Clip:
You ready for a great evening?

Narrator:
Crave News, the first live, multiplatform news network serving up news
the way the coveted 18 to 54 crowd want it.
Live, unfiltered, edgy, entertaining, real, raw, authentic, fun, hard-
hitting, interactive, totally independent.

Video Clip:
Thank you.

Video Clip:
Okay. shit. Bullshit. My line.

Narrator:
In todays news environment, it has become the masses vs. the current
news and establishment

News Clip:
Republicans today are to blame.

Video Clip:
Everything. A guy just says bullshit.

Narrator:
Literally us versus them.
And there are a lot more of us than them making now a perfect time in
today's marketplace to launch Crave News.

Narrator:
Crave news is definitely not your parents news network.
It focuses on breaking down the news as it happens more than actually
breaking news.

News Clip:
As you can hear the chants from the crowd "Let's go Brandon".

Narrator:
Crave News Live.

The primary point of distribution will be on mobile access and on major social media, OTT and streaming platforms.
Crave News on demand
Hundreds of video-on-demand channels featuring content consisting of influencers, individual and independent news sources, personalities and various other contributor sources.

Narrator:
Crave News Presents: highly entertaining longform shows featuring a combination of exclusively owned and produced content

Video Clip:
Kamala Harris, she was 29 at the time. She started seeing Willie Brown. She may be sweet and pretty seductive, but she did earn her way up the ladder. Yeah, But I think you take a look at Willie Brown. She earned probably every promotion she got. I mean

Video Clip:
no. God, please. No, no, no, no.

Narrator:
While most people do nothing but bitch, moan and scream at their TV about fake news and extreme media bias, a group of renegade founders and shareholders started with an edgy idea, gathered some of the most respected media entrepreneurs in the country and seeded craved news with about $1.5 million to get things rocking.
In doing so, they built out the branding, along with a powerful revenue model.

Video Clip:
We open each week segment with that authentic footage. Hire a couple of writers to write some story behind that footage. And we've got ourselves a series,

Narrator:
Crave News is now headed toward its big launch live, and this is your invitation to get in on the ground floor and to be a part of the founding posse as we build the next generation of live news and a robust media empire around it